06004323

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51938

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pristine Securities, LLC d/b/a Mastertrader.com

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7-11 South Broadway
(No. and Street)

White Plains (City) NY (State) 10601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carol Irwin (914) 682-7613
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raich Ende Malter & Co. LLP
(Name – *if individual, state last, first, middle name*)

1375 Broadway, 15th Floor (Address) New York (City) NY (State) 10018 (Zip Code)

PROCESSED
APR 26 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING RECEIVED FEB 27 2006 WASH, D.C. 185

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jaime Annexy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pristine Securities, LLC d/b/a Mastertrader.com, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CAROL J. IRWIN
Notary Public, State of New York
No. 01RI6027177
Qualified in Rockland County
Commission Expires June 28, 2007

Signature

Managing Director

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PRISTINE SECURITIES, LLC

D/B/A MASTERTRADER.COM

Financial Statements

December 31, 2005

PRISTINE SECURITIES, LLC
D/B/A MASTERTRADER.COM

Table of Contents
December 31, 2005

PAGE

INDEPENDENT AUDITORS' REPORT 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2
Statement of Income 3
Statement of Changes in Member's Equity 4
Statement of Cash Flows 5

NOTES TO FINANCIAL STATEMENTS 6-8

SUPPLEMENTARY INFORMATION

Schedule I - Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission 9
Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission 10

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 11-12

RAICH ENDE
MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT

To the Member
Pristine Securities, LLC
d/b/a Mastertrader.com

We have audited the accompanying statement of financial condition of Pristine Securities, LLC d/b/a Mastertrader.com as of December 31, 2005, and related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934 and regulation 1.16 under the Commodity Exchange Act. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pristine Securities, LLC d/b/a Mastertrader.com at December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 8, 2006

PRISTINE SECURITIES, LLC
D/B/A MASTERTRADER.COM

Statement of Financial Condition
December 31, 2005

Assets

Cash and Cash Equivalents	$ 180,550
Receivables From Clearing Broker - including clearing deposit of $60,000	308,089
Notes Receivable - Parent	420,000
Loan Receivable - Affiliate	132,000
Other Assets	7,696
	$ 1,048,335

Liabilities and Member's Equity

Liabilities	
Accounts payable and accrued expenses	$ 109,605
Member's Equity	938,730
	$ 1,048,335

See notes to financial statements.

PRISTINE SECURITIES, LLC
D/B/A MASTERTRADER.COM

Statement of Income
For the Year Ended December 31, 2005

Revenues	
Commission income	$ 3,462,247
Service fees	781,578
Other income	51,670
	4,295,495
Expenses	
Clearance and commission charges	2,118,314
Management services - parent	702,000
Salaries and employee benefits	558,869
Licensing fees - affiliate	281,389
Education and event sponsorship	151,256
Insurance - health	62,907
Exchange fees	56,026
CRD fees	22,185
Professional fees	5,813
Miscellaneous office and other	27,889
Travel and entertainment	10,253
Consulting and other fees	4,687
Telephone	14,352
Web-Site fees	10,604
Interest expense	15
	4,026,559
Net Income	$ 268,936

See notes to financial statements.

PRISTINE SECURITIES, LLC
D/B/A MASTERTRADER.COM

Statement of Changes in Member's Equity
For the Year Ended December 31, 2005

Balance - January 1, 2005	$ 669,794
Net Income	268,936
Balance - December 31, 2005	$ 938,730

See notes to financial statements.

PRISTINE SECURITIES, LLC
D/B/A MASTERTRADER.COM

Statement of Cash Flows
For the Year Ended December 31, 2005

Cash Flows From Operating Activities	
Net income	$ 268,936
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:	
(Increase) decrease in:	
Receivable from clearing broker	56,721
Other assets	54
(Increase) decrease in:	
Accounts payable and accrued expenses	(115,964)
	209,747
Cash Flows (Used in) Investing Activities	
Increase in notes receivable - parent	(200,000)
Repayment of notes receivable - parent	30,000
Proceeds from loan from affiliate	(132,000)
	(302,000)
(Decrease) in Cash and Cash Equivalents	(92,253)
Cash and Cash Equivalents - beginning of year	272,803
Cash and Cash Equivalents - end of year	$ 180,550
Supplemental Cash Flow Information	
Cash paid for interest	$ 15

See notes to financial statements.

1 - ORGANIZATION

Pristine Securities, LLC (the "Company"), a wholly-owned subsidiary of Pristine Capital Holdings, Inc. ("Parent"), is a broker-dealer registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc. ("NASD"), The National Futures Association ("NFA") and the Securities Investors Protection Corporation ("SIPC"). The Company is engaged in a customer commission business and introduces all of its customers to a clearing broker pursuant to a fully disclosed clearing agreement.

2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. ***Cash and Cash Equivalents*** - Cash equivalents are defined as highly liquid investments and short-term debt securities with a maturity of three months or less.

b. ***Revenue Recognition*** – Commissions on trades executed on behalf of customers and related clearing charges are recorded on a trade-date basis.

c. ***Depreciation and Amortization*** - Equipment was carried at cost, and was depreciated using the straight-line method over three years. At December 31, 2005, all equipment has been fully depreciated.

   Costs incurred in the acquisition of the domain name and web site was capitalized and amortized, using the straight-line method, over three years. At December 31, 2005, all intangible assets have been fully amortized.

d. ***Income Taxes*** - The Company is a limited liability company that is treated as a pass through entity for Federal and State income tax purposes. As such, the owner is required to report the Company's income or loss on its tax returns for the year. The parent company has not provided for a tax sharing or benefit policy for allocating taxes. Accordingly, no provision for income taxes is included in the accompanying financial statements.

e. ***Use of Estimates*** - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. The estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Continued

3 - RECEIVABLES FROM CLEARING BROKER

The clearing and depository operations for the Company's and customers' securities transactions are provided by the Clearing Broker pursuant to a clearance agreement.

At December 31, 2005, the amount due from the Clearing Broker represents cash deposits maintained at the Clearing Broker and commission revenue earned as an introducing broker for its customers, net of clearing expenses.

4 - RELATED PARTY TRANSACTIONS

The Company amended the expense sharing agreement it has with its Parent, effective April 1, 2005 for services and common expenses which are shared, exclusive of payroll and related taxes. The agreement is on a month to month basis, and can be terminated at any time. For the year ended December 31, 2005, $702,000 was charged to operations under this agreement.

During 2004 and 2005, the Parent borrowed funds from the Company which are summarized as follows:

- Note issued December 2004 in the amount of $250,000. The note is non-interest bearing and requires monthly payments of $2,500 commencing February 2005.
- Note issued June 2005 in the amount of $200,000. The note is non-interest bearing and is payable on demand.

In addition, the Company entered into a license agreement on a month to month basis with an affiliated entity also owned by the Parent effective April 2004. For the year ended December 31, 2005, the fee charged to operations was $281,389.

In January 2005, the Company agreed to an arbitration settlement in which it received an award for commissions owed from an unrelated broker in the amount of $388,000. As part of the arbitration settlement, the affiliate referred to above, was determined to be liable for a payment $132,000 to the unrelated broker, which the Company funded on behalf of the affiliate. Therefore, as of December 31, 2005, the Company has recorded a loan receivable from the affiliate in the amount of $132,000 which is expected to be repaid during 2006 without interest.

5 - CONCENTRATION

The Company maintains cash balances at a financial institution subject to Federal Deposit Insurance Corporation ("FDIC") regulations. At times, amounts on deposit exceed the FDIC insurance limit of $100,000. As of December 31, 2005, the Company's cash balances on deposit exceed insured limits by $97,016.

6 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD and the NFA, the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 which requires that the Company maintain minimum net capital, as defined, of 6-2/3% of aggregate indebtedness or $30,000, whichever is greater. Net capital and aggregated indebtedness change from day to day, but as of December 31, 2005, the Company had net capital of $368,673, which exceeded its minimum requirement by $338,673.

Continued

7 - OFF-BALANCE-SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the Clearing Broker monitor collateral on the customers' accounts.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Supplementary Information - Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005 ***Schedule I***

Computation of Net Capital	
Total member's equity qualified for net capital	$ 938,730
Deductions:	
Non-allowable assets - assets not readily convertible to cash:	
Receivables from brokers - other	11,985
Receivables from non-customers	552,000
Other	7,696
	571,681
Net Capital Before Haircuts	367,049
Haircuts on Securities	1,238
Net Capital	365,811
Computation of Basic Net Capital Requirement	
Computation of aggregate indebtedness:	
Accounts payable and accrued expenses	109,605
Minimum net capital requirement - 6.67% of adjusted aggregate indebtedness	7,311
Net capital requirement Under SEC Rule 15c3-1 and CFTC Regulation 1.17 - greater of minimum net capital requirements or $30,000	30,000
Net Capital in Excess of SEC Rule 15c3-1 and CFTC Regulation 1.17 Requirement	$ 335,811
Percentage of Aggregate Indebtedness to Net Capital	30%
Ratio of Aggregate Indebtedness to Net Capital	0.3 to 1

There were no differences noted between the computation of net capital under Rule 15c3-1 of the Securities Exchange Act of 1934 and Regulation 1.17 of the Commodity Exchange Act as reported above and as contained in the unaudited FOCUS report dated January 21, 2006 as filed by the Company.

Supplementary Information - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005 ***Schedule II***

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as of December 31, 2005 in accordance with Rule 15c3-3(k)(2)(ii).

RAICH ENDE
MALTER & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS

1375 Broadway
New York, New York 10018
212.944.4433
212.944.5404 (fax)
cpa@rem-co.com

East Meadow, New York 11554
516.228.9000
516.228.9122 (fax)

330 Fifth Avenue
Suite 1300
New York, New York 10001
212.686.2224
212.481.3274 (fax)

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5 AND CFTC REGULATION 1.16

To the Member of
Pristine Securities, LLC
d/b/a Mastertrader.com

In planning and performing our audit of the financial statements of Pristine Securities, LLC d/b/a Mastertrader.com, (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission ("CFTC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the following:

1. The periodic computations of minimum financial requirements pursuant to Regulation 1.17,

2. The daily computations or the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations,

3. The daily computations on the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 under the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or dispositions and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16 lists additional objectives of the practices and procedures listed in the preceding paragraphs. Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatement, error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the CFTC, the National Association of Securities Dealers, Inc. ("NASD"), and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raich Ende Malter & Co LLP

RAICH ENDE MALTER & CO. LLP
New York, New York
February 8, 2006